              Request for Effectiveness of Registration Statement of
         Oppenheimer Portfolio Series Fixed Income Active Allocation Fund
         Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

December 17, 2007

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

      Re:      Oppenheimer Portfolio Series Fixed Income Active Allocation Fund
               Reg. No. 333-146105; File No. 811-22120

To the Securities and Exchange Commission:

     Oppenheimer  Portfolio  Series Fixed  Income  Active  Allocation  Fund (the
"Registrant") and OppenheimerFunds Distributor,  Inc., as general distributor of the Registrant's shares,  hereby request  effectiveness on December 17, 2007, or as soon as practicable thereafter,  of the Registrant's  Pre-Effective Amendment
No. 2 to its Registration Statement on Form N-1A.

     The undersigned  hereby  acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                                  Oppenheimer Portfolio Series Fixed Income
                                     Active Allocation Fund

                                   By:    /s/Phillip S. Gillespie
                                      Phillip S. Gillespie, Assistant Secretary

                                  OppenheimerFunds Distributor, Inc.

                                   By:    /s/Janette Aprilante
                                          Janette Aprilante, Secretary